ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

ETFS Trust		151043117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 23, 2017	January 12, 2017 to January 12, 2018	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	ETFS Zacks Earnings Large-Cap U.S. Index Fund
o	ETFS Zacks Earnings Small-Cap U.S. Index Fund, each a fund of:

ETFS Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

ETFS Trust		151043117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 16, 2017	January 12, 2017 to January 12, 2018	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	ETFS Bloomberg All Commodity ETF, a series fund of:

ETFS Trust

is changed to:

o	ETFS Bloomberg All Commodity Strategy K-1 Free ETF, a series fund of:

ETFS Trust

o	ETFS Bloomberg All Commodity Longer Dated ETF, a series fund of:

ETFS Trust

is changed to:

o	ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF, a series fund of:

ETFS Trust

o	ETFS Bloomberg Agriculture ETF, a series fund of:

ETFS Trust

is changed to:

o	ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, a series fund of:

ETFS Trust

o	ETFS Bloomberg Energy ETF, a series fund of:

ETFS Trust

is changed to:

o	ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF, a series fund of:

ETFS Trust

o	ETFS Bloomberg Energy Longer Dated ETF, a series fund of:

ETFS Trust

is changed to:

o	ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF, a series fund of:

ETFS Trust

as of the effective date indicated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

ETFS Trust		151043117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 12, 2017	January 12, 2017 to January 12, 2018	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.